EXHIBIT 99.1

Cura Goes International with Cronos Group Inc.

TORONTO, Aug. 9, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), is pleased to announce that it has entered into a supply agreement with one of the largest cannabis companies in the world by revenue in the first quarter of 2018, Cura Select Canada, Ltd. ("Cura"). Cura is on a mission to be the leading provider of premium cannabis oil and hemp oil to the legal U.S. and international markets, and will enter the Canadian market to supply domestic and international channels through this agreement.

Cura is widely respected in the industry for the methodology and innovation of its extraction techniques and its focus on setting standards for quality products across the industry. Cura has pioneered a highly refined system that fulfills a scalability and quality need unique to a company of this size, with an ability to produce one million grams of oil per month at each of its facilities. The company is known for its Select Oil and Select CBD brands and offers a variety of white label products with emerging regionally-based and celebrity brands. Cura believes that the ongoing legalization of cannabis embodies an emerging world where everything is possible, and attributes much of its success to its world-class team of experts. It has expanded from a small group of loyal employees in 2015, to a team of more than 350 across four U.S. states and now Canada. The company's growth continues along with its brand Select, which has held its place as the best-selling cannabis brand on the West Coast since October 2017 (WA/OR/CA, according to BDS Analytics).

The Company has signed a five-year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos Growing Company Inc. ("Cronos GrowCo"). Cura expects to build its proprietary, state-of-the-art extraction facility on a parcel of land owned by Original BC ("OGBC") in the heart of Okanagan Valley, British Columbia. Given the commitment that both companies have to providing consumers with the best product quality, Cronos will be selecting and cultivating ideal strains for Cura's extraction methodology. The new facility is intended to serve as Cura's hub for the Canadian and international market.

"We are thrilled to be partnering with one of the cannabis industry leaders in extraction technology and value added products," said Mike Gorenstein, CEO of Cronos Group. "This supply agreement is the start to a synergistic collaboration for our newly created entity Cronos GrowCo and through the structure with Cura, is the type of creative and forward thinking partnership that is at the core of industry leading infrastructure that Cronos seeks to establish."

"Cura's partnership with Cronos marks a significant step in our mission to be the leading provider of cannabis oil to legal U.S. and international markets," remarked Cameron Forni, founder, president and chief executive officer at Cura. "We're thrilled to work with Cronos to continue our focus on delivering quality-assured, pesticide-free cannabis oil and manufacturing innovative, safe consumer products for the Canadian market and beyond."

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. The Company has multiple international production and distribution platforms including in Germany, Israel and Australia. The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

About Cura Select Canada, Ltd.
Cura brings its expertise in people, innovation, potency and purity to Canadian and international markets with Cura Select Canada, Ltd. Partnering with Canadian organizations including Cannabis Compliance, Inc. and Cronos Group, Cura's Canadian branch brings along with it a belief in a world where everything is possible. Cura Select Canada Ltd. is an expression of our continued commitment to our mission to being the leading provider of cannabis oil globally.

About Cura
Cura is one of the largest cannabis brands in America, on a mission to be the leading provider of cannabis oil in legal U.S. and international markets. Our goal is to provide patients and customers with the cleanest, most flavorful high-quality cannabis oils, with the safest delivery methods available. Makers of the Select Oil and Select CBD brands, Cura was established in Portland, Oregon in 2015 and in 2018, we were named as one of the Top 100 Companies to Work For in Oregon by Oregon Business Magazine. In addition to our home state of Oregon, we are proud to have a large presence in Nevada, California, Arizona and soon additional states and locations across North America and around the world. Learn more at: www.curacan.com

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release, include the development, construction and operation of the Facility, the nature of the Facility and its operations, including that its operations will be in an energy efficient manner, anticipated size and capacity of the Facility, the receipt of necessary funding, building permits and other approvals, including applicable production and sales licenses, for the construction and operation of the Facility, the expectation that construction of the Facility will be funded with debt and the partnership with create capacity and operating leverage in a capital efficient manner, the Company's ability to supply international markets, the Company's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:30e 09-AUG-18